Exhibit 3.3
CARDIOVASCULAR SYSTEMS, INC.
AMENDMENT TO AMENDED AND RESTATED BYLAWS
Article 5 of the Amended and Restated Bylaws of Cardiovascular Systems, Inc. was amended and restated by the Board of Directors on July 22, 2008:
ARTICLE 5.
INDEMNIFICATION
     5.1) Indemnification. Subject to Section 5.2 below, the corporation shall indemnify its officers and directors to the fullest extent permitted under Minnesota Statutes, Section 302A.521, as now enacted or hereafter amended and any successor statute and amendments thereto.
     5.2) Individual Agreements Control. In the event any officer or director of the corporation enters into an agreement with the corporation pertaining to such person’s rights to indemnification and advancement of expenses, such agreement shall supersede the provisions of this Article 5 as to the subject matter thereof unless otherwise specifically provided in such agreement.